Dimensional

March 16, 2022

Via EDGAR

Mr. Jeremy Esperon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Registration Statement on Form N-14 of Dimensional ETF Trust (the “Registrant”) File No. 333-262868

Dear Mr. Esperon:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Esperon on March 14, 2022 to Brian Crowell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Tax-Managed U.S. Marketwide Value Portfolio II (the “Target Portfolio”), a series of Dimensional Investment Group Inc. (“DIG”), into the Dimensional US Marketwide Value ETF (the “Acquiring Portfolio”), a corresponding series  of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2022 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, except as otherwise noted below, will be incorporated into a definitive copy of the Information Statement/Prospectus filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. All page numbers referenced below are the page numbers of the Registration Statement filed on February 18, 2022 and the page numbers where disclosure appears may change in the definitive copy of the Information Statement/Prospectus.

The Registrant understands that management is responsible for the accuracy and adequacy of the disclosures not withstanding any review comment or action of the staff of the SEC.

1. Comment.  On page 2 of the Information Statement/Prospectus, please consider including disclosure clarifying what would happen to the dates provided regarding the final days to purchase and redeem shares of the Target Portfolio, the date of the Reorganization and the first day of trading for the Acquiring Portfolio if the Reorganization is delayed.

Response.  The Registrant has revised the disclosure to clarify that the Target Portfolio will publicly disclose updates on material developments throughout the process to the extent the dates are delayed.

2. Comment. Please format the following statement to be in bold:

•	You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Response.  The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
March 16, 2022

3. Comment.  Please supplementally confirm whether the Board considered any adverse factors of the Reorganization on behalf of the Target Portfolio, and if so, please disclose them in the “Reasons for the Reorganization” section of the Information Statement/Prospectus.
Response.  The Registrant supplementally confirms that the considerations of DIG’s Board are appropriately disclosed in the “Reasons for the Reorganization” section of the Information Statement/Prospectus.  Such considerations include, among others, that the ETF structure utilized by the Acquiring Portfolio has operational differences that could impact certain shareholders.  As noted in the disclosure, however, the Board also considered that shareholders of the Target Portfolio may redeem or exchange their shares of the Target Portfolio prior to the Reorganization if they do not wish to hold shares of an ETF.
4. Comment.  The form of tax opinion included as an exhibit to the filing does not contain the requisite disclosure with respect to the consent to the use of the opinion as provided for in the Division of Corporation Finance Staff Legal Bulletin No. 19 - Legality and Tax Opinions in Registered Offerings. Please revise the final tax opinion to incorporate the requisite consent disclosure.

Response.  The Registrant confirms that the final executed tax opinion will be revised and filed in a post-effective amendment to the Registration Statement in accordance with the Division of Corporation Finance Staff Legal Bulletin No. 19 - Legality and Tax Opinions in Registered Offerings.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, s/ Ryan P. Buechner Ryan P. Buechner, Esq. Vice President and Assistant Secretary Dimensional ETF Trust

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